GRAYSCALE FUNDS TRUST 485BPOS

Exhibit 99(d)(iv)

SCHEDULE A

to the

SUB-ADVISORY AGREEMENT

Dated May 9, 2024

by and among

GRAYSCALE ADVISORS, LLC

GRAYSCALE FUNDS TRUST

and

VIDENT ADVISORY, LLC D/B/A VIDENT ASSET MANAGEMENT

as amended and restated January 27, 2025

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the based on the greater of (1) the minimum fee or (2) daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Minimum Fee	Asset Level	Effective Date
Grayscale Privacy ETF	$40,000	0.055% on the first $250 million in assets, 0.045% on the next $250 million in assets, and 0.035% on all assets thereafter.	[___]
Grayscale Bitcoin Miners ETF	$40,000	0.055% on the first $250 million in assets, 0.045% on the next $250 million in assets, and 0.035% on all assets thereafter.	[___], 2025